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P.E. 5-31-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-22672

For the month of MAY, 2002

AURIZON MINES LTD.
(Translation of registrant's name into English)

Suite 900 - 510 Burrard Street, Vancouver, BC V6C 3A8
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82-__________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURIZON MINES LTD.
(Registrant)

Date June 5, 2002

By [signature]
(Signature)*
IAN S. WALTON, Executive Vice-President
And Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

AURIZON

MINES LTD.

May 21, 2002
For Immediate Release

Shares Listed
Toronto Stock Exchange
Ticker Symbol: ARZ
U.S. Registration:
Form 20-F (File #0-22672)
Email: info@aurizon.com
Web Site: www.aurizon.com

FIRST QUARTER REPORT
MARCH 31, 2002

News Release Issue No. 6 - 2002

Aurizon Reports Improved First Quarter Results

Higher realized gold prices, higher gold production, and lower unit operating costs have resulted in improved financial results for the first quarter of 2002. Aurizon reports operating cash flow of $400,000, or 1 cent per share in the first quarter of 2002.

Gold production for the quarter was in line with forecast at 8,995 ounces at a total cash cost of US$216 per ounce.

FINANCIAL RESULTS

During the three months ended March 31, 2002, Aurizon incurred a net loss of $288,000, or 1 cent per share, compared to a net loss of $1,273,000, or 3 cents per share, in the first quarter of 2001. Operating cash flow was $400,000, or 1 cent per share, in the first quarter of 2002, compared to negative cash flow of $270,000, or 1 cent per share, for the same period of 2001.

A combination of higher gold production, and higher realized gold prices in the first quarter of 2002, resulted in a 26% increase in revenue compared to 2001. Revenue from mining operations totaled $4.3 million in the first quarter of 2002 compared to $3.4 million for the same period of 2001. The average gold price realized during the first quarter was US$293 per ounce compared to US$264 for the same period of 2001.

Mine operating costs in the first quarter of 2002 were up marginally to $3.1 million compared to $2.8 million in 2001. Higher ore grades and higher ore throughput contributed to lower total cash costs per ounce of US$216 compared to US$220 in 2001.

Depreciation and depletion expense decreased in the first quarter of 2002 to $531,000, compared to $680,000 in the first quarter of 2001. On a per ounce basis, depreciation, depletion and reclamation decreased to US$37 in 2002 from US$53 in the first quarter of 2001, due to a 31% increase in mineral reserves at Sleeping Giant in the third quarter of 2001.

Care and maintenance costs at Casa Berardi totaling $594,000 were charged to operations in the first quarter of 2002. In the same period of 2001, care and maintenance costs charged to operations totaled $373,000 in respect of the Beaufor mine which was sold in April, 2001, whilst Casa Berardi costs totaling $832,000 were capitalized.

Capital expenditures of $0.5 million were incurred during the first quarter of 2002, all of which was invested at Sleeping Giant, down significantly from the $1.4 million invested during the first quarter of 2001. The 2001 expenditures included $0.8 million in site standby costs at Casa Berardi and $0.6 million in exploration and development costs at Sleeping Giant.

OPERATIONS

The Sleeping Giant Mine produced 17,991 ounces of gold during the first quarter, in line with forecast, and 9% higher than the 16,562 ounces produced in the first quarter of 2001. Aurizon's share of 2002 production was 8,995 ounces. The average ore grade of 10.3 grams per tonne was 7% higher than the grade achieved in the first quarter of 2001. The higher grade is due to the discovery of the 8 zone in 2001, which has an average grade 14% higher than the reserve grade at the beginning of 2001. As a result of the higher grade, total cash costs decreased to US$216 per ounce, compared to the US$220 per ounce achieved for the same period of 2001.

Exploration activity during the first quarter of 2002 has led to the discovery of two ore structures south west of the 8 zone and has confirmed that the 8 zone extends more than 120 metres below the lowest working level of the mine. Further drilling will be conducted during 2002 in order to extend these zones and to allow the completion of a mineral resource estimate by the end of the year.

SLEEPING GIANT PRODUCTION

	First Quarter March 31	
	2002	*2001*
Tonnes milled	**56,173**	55,149
Ore grade (grams/tonne)	**10.3**	9.6
Gold production - ounces	**17,991**	16,562
Aurizon's 50% share	**8,995**	8,281
Total cash costs/ounce – US$	**216**	220
Depreciation and amortization/ounce – US$	**37**	53
Total production costs/ounce – US$	**253**	273

OUTLOOK

As at March 31, 2002, cash and cash equivalents stood at $0.8 million.

In April 2002, Aurizon successfully completed a $5.0 million equity financing. Proceeds from this financing provide additional working capital and will fund an 11,000 metre deep drill program at Casa Berardi which will test the extensions of the 113 and 118 zones discovered during Aurizon's first drill campaign three years ago.

A feasibility study confirms that the West Mine at Casa Berardi could produce gold at a low total cash cost of US$145 per ounce, and generate significant downstream cash flow to Aurizon. The Casa Berardi property currently hosts 1.5 million ounces of mineral reserves at a grade of 6.7 grams per tonne and undiluted mineral resources of 1.1 million ounces at a grade of 7.7 grams per tonne.

Aurizon's forecast gold production for 2002 is 36,000 ounces at a total cash cost of US$230 per ounce.

"The recent appreciation in our share price together with completion of the equity financing demonstrates increasing investor confidence in Aurizon, its assets and in gold," stated David P. Hall, Aurizon's Chief Executive Officer. "We anticipate that the upcoming exploration program at Casa Berardi will increase the value of that asset and related shareholder value particularly in a rising gold market."

Common Shares (Toronto Stock Exchange – ARZ)

	March 31, 2002	Dec. 31, 2001
Issued	40,688,489	40,262,766
Fully-diluted	69,354,635	55,616,433
Weighted average	40,688,489	39,013,351

Research & Media Report/Analyst Comment
TD Newcrest – April, 2002
eResearch - April, 2002
For a complete copy of the above publication, please call Investor Relations at Toll Free: 1-888-411-GOLD

Consolidated Balance Sheets – As at

	March 31, 2002	December 31, 2001
	$	$
	(unaudited)	(audited)
ASSETS		
CURRENT		
Cash and cash equivalents	768,265	1,787,055
Bullion settlements	1,400,125	476,528
Accounts receivable	1,004,160	1,030,522
Prepaids	287,813	212,180
Inventory	430,179	551,198
TOTAL CURRENT ASSETS	3,890,542	4,057,483
DEFERRED FINANCE COSTS	247,918	291,667
PROPERTY, PLANT AND EQUIPMENT	6,928,147	7,075,881
MINERAL PROPERTIES	18,020,736	17,932,192
TOTAL ASSETS	29,087,343	29,357,223
LIABILITIES		
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	3,103,144	2,858,031
LONG-TERM DEBT	3,880,400	4,203,506
PROVISION FOR RECLAMATION COSTS	3,636,405	3,636,405
TOTAL LIABILITIES	10,619,949	10,697,942
SHAREHOLDERS' EQUITY		
COMMITMENT TO ISSUE SHARES	95,681	99,446
SHARE CAPITAL	62,949,766	62,850,320
CONTRIBUTED SURPLUS	742,943	742,943
CONVERTIBLE DEBENTURES	6,517,534	6,517,534
DEFICIT	(51,838,530)	(51,550,962)
TOTAL SHAREHOLDERS' EQUITY	18,467,394	18,659,281
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	29,087,343	29,357,223

Approved on behalf of the Board,

Robert Normand
Director

Brian S. Moorhouse,
Director

Consolidated Statements of Loss and Deficit (unaudited) -- For the three months ended March 31

		2002	2001
		$	$
REVENUE			
Mining operations		4,285,808	3,393,185
Interest and other income		154,085	34,901
		4,439,893	3,428,086
EXPENSES			
Operating costs		3,097,719	2,779,766
Depreciation and depletion		531,393	679,915
Administrative and general costs		310,324	471,656
Care and maintenance costs		593,733	373,469
Exploration and property investigation		23,045	64,217
Interest and financing costs		139,430	-
Gain on sale of property, plant and equipment		(10,915)	(12,983)
Write-down of resource assets		-	299,754
Capital taxes		31,347	34,392
		4,716,076	4,690,186
LOSS FOR THE PERIOD BEFORE INCOME TAXES		(276,183)	(1,262,100)
INCOME TAX EXPENSE		(11,385)	(10,752)
NET LOSS FOR THE PERIOD		(287,568)	(1,272,852)
DEFICIT – BEGINNING OF PERIOD		(51,550,962)	(45,479,454)
DEFICIT – END OF PERIOD		(51,838,530)	(46,752,306)
LOSS PER SHARE	- Basic	(0.01)	(0.03)
	- Diluted	(0.01)	(0.03)
WEIGHTED AVERAGE OF COMMON SHARES OUTSTANDING	- Basic	40,688,489	38,941,859
	- Diluted	52,506,158	50,675,291

Consolidated Statements of Cash Flow (unaudited) – For the three months ended March 31

	2002	2001
	$	$
OPERATING ACTIVITIES		
Net (loss) earnings for the period	(287,568)	(1,272,852)
Add (deduct) items not requiring an outlay of cash:		
Depreciation and depletion	558,711	716,200
Interest and Financing	139,430	-
Write-down of resource assets	-	299,754
Gain on sale of property, plant and equipment	(10,915)	(12,983)
Cash flow from operations	399,658	(269,881)
(Increase) decrease in non-cash working capital items	(929,841)	89,953
	(530,183)	(179,928)
INVESTING ACTIVITIES		
Property, plant and equipment	(58,457)	(6,534)
Mineral properties	(516,336)	(1,420,443)
Proceeds on disposal of property, plant and equipment	36,133	18,581
	(538,660)	(1,408,396)
FINANCING ACTIVITIES		
Government grants	50,053	-
Issuance of shares	-	69,450
	50,053	69,450
DECREASE IN CASH AND CASH EQUIVALENTS	(1,018,790)	(1,518,874)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	1,787,055	3,191,542
CASH AND CASH EQUIVALENTS - END OF PERIOD	768,265	1,672,668

Notes to Consolidated Financial Statements (unaudited)

1. Basis of Presentation

The accompanying interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those outlined in the Company's audited financial statements for the year ended December 31, 2001, except as disclosed in note 2. These notes do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements of the Company.

2. Incentive Stock Options

Effective January 1, 2002, the Company has adopted the new accounting standard for stock-based compensation which requires prospective application to all stock options granted on or after January 1, 2002. Under this standard, all stock-based payments to non-employees shall be accounted for using the fair value based method of accounting. In respect of stock-based payments to employees and directors, the Company has elected to continue following the intrinsic value method of accounting for stock options. As a result, the Company is required to disclose the pro-forma effect of accounting for stock options granted to employees and directors subsequent to January 1, 2002 using the fair value based method.

During the period ended March 31, 2002, the Company granted incentive stock options to employees and directors to purchase up to 500,000 common shares at a price of $0.60 per share which was 11% higher than the prevailing market price of the Company's shares on the date of the grant. Accordingly, the fair value of these options has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3%; volatility factor of the expected market price of the Company's common shares of 73%; and a weighted average expected life of the options of 2 years. For purposes of pro forma disclosure, the estimated fair value of the options is expensed in the current period as the options vest at the date of grant.

The following is the Company's pro forma earnings with the fair value method applied to all options issued during the period:

	Three months ended March 31, 2002
	$
Loss for the period	276,183
Compensation expense related to fair value of stock options	102,587
Pro forma loss for the period	378,770
Pro forma loss per share:	
Basic	0.01
Diluted	0.01

3. Supplemental Cash Flow Information

	Three Months ended March 31, 2002	2001
	$	$
Non-cash Investing and Financing Activities		
Shares issued to pay interest	99,446	-

4. Subsequent Event

On April 18, 2002 the Company completed a private placement of 8,350,000 units at a price of $0.60 per unit ("Unit") resulting in proceeds of $4,709,400, net of financing commissions. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to acquire one common share at a price of $0.65 per share prior to June 30, 2003.

In addition, the Company issued broker warrants entitling the holder to purchase 501,000 Units at a price of $0.62 per Unit on or before June 30, 2003.

Aurizon is a Canadian-based gold mining company with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions. Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, which contains mineral reserves of 1,500,000 ounces and undiluted mineral resources of 1,100,000 ounces. Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ".

For further information, contact David P. Hall, President, or Ian S. Walton, Chief Financial Officer, at
Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

AURIZON MINES LTD.
For further information, please contact us at:
Our New Address
Suite 900 - 510 Burrard Street,
Vancouver, British Columbia Canada V6C 3A8
Telephone: (604) 687-6600 Toll Free: 1-888-411-GOLD
Fax: (604) 687-3932
Email: info@aurizon.com **Web Site: www.aurizon.com**

AURIZON

MINES LTD.

Suite 900 - 510 Burrard Street,
Vancouver, British Columbia
Canada V6C 2G8
Tel: (604) 687-6600
Toll Free: 1-888-411-GOLD
Fax: (604) 687-3932
Email: info@aurizon.com
Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange
Ticker Symbol - ARZ
U.S. Registration: (File #0-22672) Form 20-F
News Release Issue No. 7 - 2002

MAY 23, 2002
FOR IMMEDIATE RELEASE

AURIZON COMMENCES DRILL PROGRAM AT CASA BERARDI

Aurizon Mines Ltd. ("Aurizon") is pleased to announce that it has commenced an exploration diamond drill program at the West Mine area of its Casa Berardi project situated in north-western Quebec. The program, which will utilize two drill rigs over a five month period, will total 11,000 metres, at an estimated cost of $1.1 million. The objective is to test the dip extension of zone 113 and the eastern extension of zone 118 using master holes and wedges.

Zones 113 and 118 were discovered during Aurizon's previous drill program, which was completed in 1999. The present program will drill below the deepest drill intercept on the western portion of zone 113 that returned 19.3 grams per tonne gold (uncut) over 14.8 metres and east of the best drill intercept on zone 118 that returned 26.4 grams per tone gold (uncut) over 10.9 metres. As the drilling will test an area located approximately 1,000 metres below surface, the initial master holes will take approximately four weeks to reach target.

The West Mine contains mineral gold reserves of 1.5 million ounces contained in 6.9 million tonnes grading 6.7 grams per tonne. In addition, the Casa Berardi project hosts undiluted mineral resources of 1.1 million ounces contained in 4.5 million tonnes grading 7.7 grams per tonne. A feasibility study completed in 2000 indicated that Casa Berardi could produce gold at a total cash cost of US$145 per ounce from the West Mine area.

Aurizon is a Canadian-based gold mining company with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions. Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region. Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ".

For further information, contact David P. Hall, President or Ian S. Walton, Chief Financial Officer at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

AURIZON MINES LTD.
CASA BERARDI PROJECT
QUEBEC

Vertical Composite Longitudinal Section
West Mine Area


4 km
WEST
PRINCIPAL
EAST
11200E
11600E
12000E
-600m
-800m
-1000m
ZONE 113
ZONE 118
7.0/22.0*
10.5/31.0*
15.0/10.8*
32.2/15.5*
29.5/5.4*
19.3/14.8*
1.7/1.5
0.6/19.8
tr
tr
0.6/49.0
26.2/4.2*
5.8/3.0
7.3/2.6
5.6/9.5
26.4/10.9*
Area of Drill Program
2002
Legend
Existing Infrastructure
Mineral Reserves
(1,500,000 ounces)
Mineral Resources
(1,100,000 ounces)
Past Production
(680,000 ounces)
Limit of Exploration
Pierce Point (grAu/t/m)
Below level -700m
Fine Visible Gold

AURIZON

MINES LTD.

Suite 900 - 510 Burrard Street,
Vancouver, British Columbia
Canada V6C 3A8
Tel: (604) 687-6600
Toll Free: 1-888-411-GOLD
Fax: (604) 687-3932
Email: info@aurizon.com
Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange
Ticker Symbol - ARZ
U.S. Registration: (File #0-22672) Form 20-F
News Release Issue No. 8 - 2002

May 28, 2002
FOR IMMEDIATE RELEASE

AURIZON PROPOSES TO MATCH OFFER FOR CASA BERARDI'S NET SMELTER ROYALTY AND OUTSTANDING ACQUISITION PAYMENT

Aurizon Mines Ltd. ("Aurizon") has been advised by TVX Gold Inc. ("TVX") that TVX has received an offer from a major Canadian gold producer to acquire, for $5 million, TVX's interest in the final outstanding acquisition payment for Casa Berardi, totalling $3,880,400, and the 2% to 4% gold indexed net smelter royalty held by TVX on the property. Under the terms of the Casa Berardi purchase agreement, Aurizon has the right to match this offer within 45 days, being July 8, 2002. Aurizon is reviewing its financing alternatives with a view to securing the necessary funding to match the offer received by TVX.

Aurizon believes that matching the offer received by TVX would be highly accretive to the Company. By funding this transaction, Aurizon would eliminate all of its long-term debt and all royalty burdens on the Casa Berardi Project. The final acquisition payment totalling $3,880,400 is presently due August 27, 2003 and accrues interest of 10% per annum, which is payable quarterly in shares of the Company. The gold-indexed net smelter royalty provides a 2% royalty on gold production if the prevailing gold price is less than US$375 per ounce and a maximum 4% royalty if the prevailing gold price is greater than US$400 per ounce. The royalty has a maximum cumulative payment of $10 million.

The West Mine contains mineral gold reserves of 1.5 million ounces contained in 6.9 million tonnes grading 6.7 grams per tonne. In addition, the Casa Berardi project hosts undiluted mineral resources of 1.1 million ounces contained in 4.5 million tonnes grading 7.7 grams per tonne. A feasibility study completed in 2000 indicated that Casa Berardi could produce gold at a total cash cost of US$145 per ounce from the West Mine area.

The Casa Berardi project extends across five townships in north-western Quebec. The property is approximately 37 kilometres long in an east-west direction and averages about 3.5 kilometres in width, covering a surface area of almost 13,000 hectares (32,500 acres).

Aurizon is a Canadian-based gold mining company with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions. Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region. Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ".

For further information, contact David P. Hall, President or Ian S. Walton, Chief Financial Officer at
Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com